UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of March 2023

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

SENDAS DISTRIBUIDORA S.A.

Publicly-held Company

CNPJ/MF Nº 06.057.223/0001-71

NIRE: 33.300.272.909

MATERIAL FACT

Sendas Distribuidora S.A. (the “Company”), pursuant to Law No. 6,404, dated December 15, 1976, as amended, and the Brazilian Securities Commission (Comissão de Valores Mobiliários) Resolution No. 44, dated August 23, 2021, hereby informs its shareholders and the market in general that, at the request of its controlling shareholder, Casino Guichard Perrachon (“Casino”), has initiated preliminary works for a potential new sale of part of Casino’s equity stake in the Company for an amount of approximately US$600 million, which could be increased subject to market conditions.

As informed by Casino to the Company, no final decision has been made on the potential transaction, which would take the form of a secondary public offering, which may or may not be launched depending on market conditions. Casino has engaged Banco BTG Pactual S.A., Banco Bradesco BBI S.A., Banco Itaú BBA S.A. and Banco J.P. Morgan S.A. to analyze the terms of the potential transaction.

A shelf registration statement on Form F-3 ASR relating to the public offering of shares of common stock of the Company was filed with and automatically declared effective by the Securities and Exchange Commission (“SEC”) on November 28, 2022. You may access this document for free by visiting EDGAR on the SEC’s website at www.sec.gov. If Casino decides to pursue the potential transaction, a preliminary prospectus supplement relating to and describing the terms of the offering will be filed with the SEC and will be available for free on the SEC’s web site at www.sec.gov. If and when available, copies of the preliminary prospectus supplement relating to these securities may also be obtained by contacting: (i) Bradesco Securities Inc. at 450 Park Avenue, 32nd Floor, New York, New York 10022, e-mail: isabela.behar@bradescobbi.com, Attn: Isabela Behar; (ii) Banco BTG Pactual S.A. —Cayman Branch, Attention: Prospectus Department, 601 Lexington Avenue, 57th Floor, New York, NY 10022, or by e-mail at OL-BTGPactual-ProspectusDepartment@btgpactual.com; (iii) Itau BBA USA Securities, Inc., 540 Madison Avenue 24th Floor, New York, New York 10022, Attention: Equity Sales Desk, telephone: 1-212-710-6756 or by emailing roadshowdesk@itaubba.com; and (iv) J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, or by telephone at +1-866-803-9204, or by e-mail at prospectus-eq_fi@jpmchase.com.

This Material Fact is for informational purposes only under the current applicable laws and regulations, and is neither an offer to sell nor a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The Company will keep its shareholders and the market in general informed about the existence of any new relevant developments related to the potential transaction.

São Paulo, March 7, 2023

Gabrielle Castelo Branco Helú

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2023

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.